Room 4561
						  May 12, 2006

Bruce R. Chizen
Chief Executive Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110

Re:	Adobe Systems Incorporated
	Form 10-K for the Fiscal Year Ended December 2, 2005
	Filed February 8, 2005
	Form 10-Q for the Quarterly Period Ended March 3, 2006
	Filed April 12, 2006
	Form 8-K Filed March 23, 2006
	File no. 0-15175

Dear Mr. Chizen:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 2, 2005

Note 11.  Stockholders` Equity, page 91

Stock Repurchase Program I - On-going dilution Coverage

1. We note your disclosure that the Company entered into several structured stock repurchase agreements with large financial institutions during fiscal 2005 and that amounts paid to financial institutions are recorded as treasury stock "upon payment". Explain the basis for recording up-front payments to financial institutions as treasury stock, prior to the acquisition of common stock and provide the authoritative literature that supports your accounting.
Further explain how the up-front payments to financial institutions impact the computation of earnings per share and whether any amounts not expended by financial institutions at the termination of these arrangements are returned to the Company.

Form 10-Q for the Quarterly Period Ended March 3, 2006

Note 2.  Acquisition, page 9

2. We note your disclosures relating to the Company`s acquisition of
Macromedia and related purchase price allocation to the fair value of assets and liabilities acquired. Explain the following as it relates to this acquisition and purchase price allocation:
* the factors that contributed to a purchase price that resulted in the recognition of approximately $2 billion of goodwill;
* the methods and assumptions used to identify value and determine the useful lives of intangible assets. Specifically address the intangible assets recorded by the Company in connection with the acquisition (trademarks, developed technology, core technology, patents, etc.) and the Company`s consideration of paragraph A14 of SFAS 141 (leases, etc.);
* how the Company considered EITF 04-1 in accounting for pre-existing relationships with Macromedia, if any; and
* the methods and assumptions used to determine the allocation of goodwill recorded to operating segments and reporting units.
We may have further comments based on your response.

Form 8-K/A Filed March 23, 2006

3. We note your use of non-GAAP measures under Item 9.01 of the Form
8-K noted above which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of your non-GAAP measures:
* the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
* the economic substance behind management`s decision to use such a measure;
* the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
* the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation
S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes certain recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes core operating results.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481,
Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at
(202)
551-3730 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
Mr. Bruce R. Chizen
Adobe Systems Incorporated
May 12, 2006
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